UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________

SCHEDULE 13D
______________________

Under the Securities Exchange Act of 1934

Titan Trading Analytics Inc. (Name of Issuer)

Common Shares, without par value (Title of Class of Securities)

887902104 (CUSIP Number)

Kenneth Powell Suite 751, 815 – 8th Avenue SW Calgary, Alberta Canada T2P 3P2 (403) 543-2187 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2007 through to January 14, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons.

Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Canada

	7.	Sole Voting Power

		8,172,257

Number of Shares	8.	Shared Voting Power
Beneficially
Owned by Each		2,851,747
Reporting Person
With
	9.	Sole Dispositive Power

		8,172,257

	10.	Shared Dispositive Power

		2,851,747

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,024,004

CUSIP No. 887902104	13D	Page 3 of 8 Pages

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

25.72%

14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons.

Karen Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	¨
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Canada

Number of Shares	7.	Sole Voting Power
Beneficially
Owned by Each		2,851,747
Reporting Person
With
	8.	Shared Voting Power

		0

	9.	Sole Dispositive Power

		2,851,747

	10.	Shared Dispositive Power

		0

CUSIP No. 887902104	13D	Page 4 of 8 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,851,747

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

6.93%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	(i) Kenneth Powell

(ii) Karen Powell

(b)	(i) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(ii) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(c)	(i)Chief Executive Officer and President; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(ii) Self-employed physician and spouse of Dr. Kenneth Powell

(d)	(i) Dr. Kenneth Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) Dr. Karen Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 887902104	13D	Page 5 of 8 Pages

(e)
(i) Dr. Kenneth Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Karen Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Canadian

(ii) Canadian

Item 3. Source and Amount of Funds or Other Consideration.

(i)
In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Powell acquired and registered in the name Kenneth Powell, 850,000 Common Shares and 425,000 Warrants.  The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn.$340,000.  In order to purchase the Common shares underlying the Warrants, Dr. Powell must pay the exercise price for such securities.

(ii)	In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 625,000 Common Shares and 312,500 Warrants. The aggregate amount paid by Mrs. Powell from her personal funds for the Units was Cdn.$250,000. In order to purchase the Common shares underlying the Warrants, Mrs. Powell must pay the exercise price for such securities.

Item 4. Purpose of Transaction.

(i)
In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Powell acquired and registered in the name Kenneth Powell, 850,000 Common Shares and 425,000 Warrants.  The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn.$340,000.  In order to purchase the Common shares underlying the Warrants, Dr. Powell must pay the exercise price for such securities.  Dr. Powell acquired these securities for investment purposes.

(ii)	In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 625,000 Common Shares and 312,500 Warrants. The aggregate amount paid by Mrs. Powell from her personal funds for the Units was Cdn.$250,000. In order to purchase the Common shares underlying the Warrants, Mrs. Powell must pay the exercise price for such securities. Mrs. Powell acquired these securities for investment purposes.

CUSIP No. 887902104	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)
Dr. Powell is the beneficial owner of 11,024,004 common shares, or 25.72% of the Issuer's outstanding common shares as of January 14, 2008, which includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are fully vested and exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; (C) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 50% vested immediately, 25% vest on January 8, 2008 and 25% vest on July 8, 2008, all are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012; (D) 150,000 common shares underlying warrants that are exercisable any time at an exercise price of price of Can$0.40 per share until February 1, 2008; (E) 100,000 common shares underlying  warrants that are exercisable any time at an exercise price of Cdn$0.50 per share until August 31, 2008; (F) 425,000 common shares underlying  warrants that are exercisable any time at an exercise price of Cdn$0.60 per share until December 7, 2009; (G) 600,000 common shares held in escrow in TTN Escrow Capital Corp.; (H) 2,539,247 common shares held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (I) 312,500 common shares underlying  warrants held by Karen Powell, the wife of Dr. Powell, that are exercisable any time at an exercise price of Cdn$0.60 per share until December 7, 2009; (J) 127,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; and (K) 127,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell.

	(ii)	Karen Powell is the beneficial owner of 2,539,247 common shares and 312,500 common share purchase warrants or 6.93% of the Issuer’s outstanding common shares as of January 14, 2008.

(b)		Number of shares as to which such person has:

(i) (A)
Sole power to vote or to direct the vote of 8,172,257 common shares, which includes (1) 1,020,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 675,000 common shares issuable upon the exercise of warrants; (3) 600,000 common shares of TTN Escrow Capital Corp.; (4) 127,000 common shares held by Cameron Powell; and (5) 127,000 common shares held by Carson Powell.

	(B)	Sole power to vote or to direct the vote of 2,539,247 common shares and 312,500 common share purchase warrants.

	(ii) (A)	Shared power to vote or to direct the vote of 2,539,247 common shares and 312,500 common share purchase warrants, which represents the common shares and warrants held by Mrs. Powell.

	(B)	Shared power to vote or to direct the vote of 0 common shares.

	(iii) (A)	Sole power to dispose or to direct the disposition of 7,972,257 common shares, which includes (1) 1,020,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 675,000 common shares issuable upon the exercise of warrants; (3) 400,000 common shares which represents Dr. Powell’s shareholdings of TTN Escrow Capital Corp.; (4) 127,000 common shares held by Cameron Powell; and (5) 127,000 common shares held by Carson Powell.

	(B)	Sole power to dispose or direct the disposition of 2,539,247 common shares and 312,500 common share purchase warrants.

CUSIP No. 887902104	13D	Page 7 of 8 Pages

	(iv) (A)	Shared power to dispose or to direct the disposition of 2,539,247 common shares and 312,500 common share purchase warrants, which represents the common shares and warrants held by Mrs. Powell.

	(B)	Shared power to dispose or direct the disposition of 0 common shares.

(c)	(i)	Except as described in Item 3 above, Dr. Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

	(ii)	Except as described in Item 3 above, Mrs. Karen Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Escrow Agreement, the Escrow Shares may not be traded in, dealt with or released without the consent of the TSX Venture Exchange.

Dr. Powell may acquire 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share until December 22, 2008. Dr. Powell may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010. Dr. Powell may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 50% vested immediately, 25% vest on January 8, 2008 and 25% vest on July 8, 2008, all are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012.

Dr. Powell may acquire 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of $0.40 per share until February 1, 2008. Dr. Powell may acquire 100,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per share until July 31, 2008. Dr. Powell may acquire 425,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.60 per share until December 7, 2009.

Item 7. Material to be Filed as Exhibits.

Not Applicable

CUSIP No. 887902104	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 15, 2008

/s/ Kenneth Powell
Kenneth Powell

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 15, 2008

/s/ Karen Powell
Karen Powell